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07021610

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
B
THOMSON FINANCIAL

FILE NO. 82- 04527 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/7/07

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2006 and 2005, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006 and 2005, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
23 February 2007

Shin Satellite Public Company Limited

Balance Sheets

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	5	362,692,529	677,138,099	108,971,410	409,076,859
Trade accounts receivable and accrued income, net	6, 29	1,346,443,417	1,203,151,911	1,082,806,851	1,053,893,492
Amounts due from related parties	29	1,174,655	590,562	10,802,069	15,323,131
Short-term loans and advances to subsidiaries and associate	29	18,843	18,843	18,843	2,858,117
Inventories, net	7	334,828,718	605,545,157	254,037,564	538,807,443
Derivative instruments, net	8	-	241,090,480	-	241,090,480
Insurance compensation receivable		-	52,336,624	-	52,336,624
Prepaid insurance		215,926,648	201,105,451	213,023,853	198,788,118
Other current assets, net	9, 29	218,189,290	240,418,581	137,210,010	142,925,908
Total current assets		2,479,274,100	3,221,395,708	1,806,870,600	2,655,100,172
Non-current assets					
Investments - equity method	10	686,049,505	832,444,405	2,799,749,252	2,295,895,208
Long-term loan to another company	11	19,104,044	25,180,465	19,104,044	25,180,465
Long-term loan to subsidiaries	29	-	-	-	128,326,389
Property and equipment, net	12	6,821,666,498	8,241,775,024	1,974,113,834	3,925,106,020
Property and equipment under concession agreements, net	13	20,489,154,055	19,311,883,412	20,489,154,055	19,311,883,412
Deferred charges, net	13	90,903,958	59,474,202	18,440,938	9,006,711
Intangible assets, net	13	1,388,826,909	1,477,523,478	1,226,869,205	1,282,415,040
Deferred tax assets	14	505,300,301	242,715,173	470,498,823	242,715,173
Other non-current assets, net	15	353,532,946	570,217,073	331,708,011	554,990,318
Total non-current assets		30,354,538,216	30,761,213,232	27,329,638,162	27,775,518,736
Total assets		32,833,812,316	33,982,608,940	29,136,508,762	30,430,618,908

Director ______________________ Director ______________________

Date ______________________

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	16	306,078,278	38,000,000	-	-
Trade accounts payable	29	552,211,251	582,607,654	337,784,954	345,644,764
Accounts payable - property and equipment	29	749,983,425	1,215,420,860	195,776,388	613,285,635
Amounts due to related parties	29	28,905,346	17,093,803	28,148,278	16,778,610
Current portion of long-term borrowings, net	16	3,308,893,446	2,775,966,103	3,044,630,028	2,275,672,488
Derivative instruments, net	8	-	112,859,300	-	112,859,300
Advance receipts from customers	29	264,116,905	156,769,826	172,802,574	65,195,905
Accrued concession fee		541,915,913	163,762,447	461,922,509	102,439,255
Accrued expenses	29	282,806,540	160,423,841	220,226,824	96,178,572
Accrued income tax		53,770,569	38,853,144	-	-
Other current liabilities	17	242,745,280	329,066,854	91,348,915	125,649,565
Total current liabilities		6,331,426,953	5,590,823,832	4,552,640,470	3,753,704,094
Non-current liabilities					
Derivative instruments, net	8	-	6,726,200	-	6,726,200
Long-term borrowings, net	16	12,674,227,522	14,441,500,447	10,817,047,016	12,807,883,844
Net liabilities in subsidiaries	10	-	-	96,899,578	52,493,834
Deferred tax liabilities	14	99,425,534	74,316,832	-	-
Other non-current liabilities	29	151,063,047	63,952,970	148,175,433	62,409,357
Total non-current liabilities		12,924,716,103	14,586,496,449	11,062,122,027	12,929,513,235
Total liabilities		19,256,143,056	20,177,320,281	15,614,762,497	16,683,217,329

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LTD.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	18				
Authorised share capital -					
ordinary shares		5,660,411,500	5,606,282,500	5,660,411,500	5,606,282,500
Issued and paid-up share capital -					
ordinary shares		5,455,346,265	5,453,789,085	5,455,346,265	5,453,789,085
Premium on share capital	18	4,295,763,142	4,295,364,819	4,295,763,142	4,295,364,819
Unrealised cumulative gains on dilution					
of investment in a subsidiary		376,224,720	376,224,720	376,224,720	376,224,720
Cumulative foreign currency					
translation adjustment		(310,912,580)	(128,855,134)	(310,912,580)	(128,855,134)
Retained earnings					
Appropriated					
Legal reserve	19	213,505,767	213,505,767	213,505,767	213,505,767
Unappropriated		3,491,818,951	3,537,372,322	3,491,818,951	3,537,372,322
Total parent's shareholders' equity		13,521,746,265	13,747,401,579	13,521,746,265	13,747,401,579
Minority interests		55,922,995	57,887,080	-	-
Total shareholder's equity		13,577,669,260	13,805,288,659	13,521,746,265	13,747,401,579
Total liabilities and shareholders' equity		32,833,812,316	33,982,608,940	29,136,508,762	30,430,618,908

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

SHIN SATELLITE

Shin Satellite Public Company Limited
Statements of Income
For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht	Baht	Baht	Baht
REVENUES	29				
Revenues from sales and services		6,845,912,519	5,589,005,174	4,298,840,902	3,581,347,985
Revenues from insurance compensation		-	1,082,653,766	-	1,082,653,766
Other income	20	137,746,409	89,136,076	112,176,674	104,302,210
Gain on foreign exchange		1,902,701,044	40,329,499	1,828,359,133	73,975,122
Share of net results from investments-equity method	10	86,198,090	74,386,257	765,503,799	304,296,938
Total revenues		8,972,558,062	6,875,510,772	7,004,880,508	5,146,576,021
EXPENSES	29				
Cost of sales and services		5,450,700,671	3,480,355,775	4,258,562,044	2,424,156,716
Concession fee		469,926,881	420,003,436	395,483,254	357,587,912
Selling and administrative expenses		1,248,744,921	1,003,988,311	830,454,923	646,783,355
Loss on write-off property and equipment under concession agreements	13	964,030,593	-	964,030,593	-
Impairment loss of property and equipment under concession agreements	13	-	400,000,000	-	400,000,000
Directors' remuneration		6,692,945	5,531,285	6,000,000	4,790,000
Total expenses		8,140,096,011	5,309,878,807	6,454,530,814	3,833,317,983
Profit (loss) before interest expense and income tax		832,462,051	1,565,631,965	550,349,694	1,313,258,038
Interest expense		(953,943,012)	(193,174,942)	(825,012,467)	(76,285,733)
Income tax	24	80,136,914	(31,970,931)	229,109,402	99,997,030
Profit (loss) before minorities		(41,344,047)	1,340,486,092	(45,553,371)	1,336,969,335
Profit attributable to minorities, net		(4,209,324)	(3,516,757)	-	-
Net profit (loss) for the year		(45,553,371)	1,336,969,335	(45,553,371)	1,336,969,335
Basic earnings (loss) per share (Baht)	22	(0.04)	1.34	(0.04)	1.34
Diluted earnings (loss) per share (Baht)	22	(0.04)	1.33	(0.04)	1.33

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2006 and 2005

	Notes	Issued and paid-up share capital (Note 18)	Premium on share capital (Note 18)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve (Note 19)	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
		Consolidated (Baht)							
Opening balance at 1 January 2005 - as previously reported		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Prior year adjustment	3	-	-	-	-	-	94,398,786	-	94,398,786
Opening balance at 1 January 2005 - as restated		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,260,788,417	72,526,856	9,258,516,555
Increase in share capital during the year		1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustments		-	-	-	58,092,371	-	-	-	58,092,371
Net profit for the year		-	-	-	-	-	1,336,969,335	-	1,336,969,335
Increase in legal reserve during the year	19	-	-	-	-	60,385,430	(60,385,430)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(14,639,776)	(14,639,776)
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	57,887,080	13,805,288,659
Opening balance at 1 January 2006 - as previously reported		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	57,887,080	13,584,129,751
Prior year adjustment	3	-	-	-	(2,500,610)	-	223,659,518	-	221,158,908
Opening balance at 1 January 2006 - as restated		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	57,887,080	13,805,288,659
Increase in share capital during the year	18	1,557,180	398,323	-	-	-	-	-	1,955,503
Foreign currency translation adjustments		-	-	-	(182,057,446)	-	-	-	(182,057,446)
Net loss for the year		-	-	-	-	-	(45,553,371)	-	(45,553,371)
Decrease in minority interests during the year		-	-	-	-	-	-	(1,964,085)	(1,964,085)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	55,922,995	13,577,669,260

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Continued)

For the years ended 31 December 2006 and 2005

		Company (Baht)							
	Notes	Issued and paid-up share capital (Note 18)	Premium on share capital (Note 18)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve (Note 19)	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005 - as previously reported		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Prior year adjustment	3	-	-	-	-	-	94,398,786	-	94,398,786
Opening balance at 1 January 2005 - as restated		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,260,788,417	-	9,185,989,699
Increase in share capital during the year		1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustments		-	-	-	58,092,371	-	-	-	58,092,371
Net profit for the year		-	-	-	-	-	1,336,969,335	-	1,336,969,335
Increase in legal reserve during the year	19	-	-	-	-	60,385,430	(60,385,430)	-	-
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	-	13,747,401,579
Opening balance at 1 January 2006 - as previously reported		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	-	13,526,242,671
Prior year adjustment	3	-	-	-	(2,500,610)	-	223,659,518	-	221,158,908
Opening balance at 1 January 2006 - as restated		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	-	13,747,401,579
Increase in share capital during the year	18	1,557,180	398,323	-	-	-	-	-	1,955,503
Foreign currency translation adjustments		-	-	-	(182,057,446)	-	-	-	(182,057,446)
Net loss for the year		-	-	-	-	-	(45,553,371)	-	(45,553,371)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	-	13,521,746,265

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	23	2,793,558,326	1,847,164,590	1,792,659,540	974,772,716
Cash flows from investing activities					
Acquisition of a subsidiary, net of cash acquired	10e	(3,216,753)	-	-	-
Receipts from short-term investments		-	209,886,792	-	209,886,792
Payments for minority interest in a subsidiary		-	(20,812,316)	-	-
Short-term loans and advance to related companies	29d	-	(18,843)	2,314,324	(15,772,679)
Long-term loans to a subsidiary	29e	-	-	117,709,023	(41,884,323)
Payments for property and equipment		(4,073,947,095)	(6,778,591,931)	(2,921,189,674)	(6,137,854,893)
Payments for property and equipment under concession agreements	13	(5,427,918)	-	(5,427,918)	-
Payments for deferred charges		(41,011,452)	(5,008,808)	(5,139,918)	(5,008,808)
Payments for intangible assets		(32,483,996)	(12,713,696)	(32,483,996)	(12,713,696)
Dividends received from an associated and a subsidiary	10b	232,592,991	92,536,996	76,399,200	-
Proceeds from sales of property and equipment		57,509,326	1,985,359	57,509,326	1,405,372
Proceeds from sales of other assets		-	871,578	-	-
Net cash payments from investing activities		(3,865,984,897)	(6,511,864,869)	(2,710,309,633)	(6,001,942,235)
Cash flows from financing activities					
Proceeds from increase in share capital	18	1,955,503	3,166,350,174	1,955,503	3,166,350,174
Proceeds from short-term borrowings	16	322,485,804	187,000,000	-	70,000,000
Proceeds from long-term borrowings, net of financial expenses		2,976,688,374	3,411,963,273	2,416,899,808	3,354,441,687
Repayments of short-term borrowings	16	(172,500,000)	(1,546,458,083)	-	(1,365,458,083)
Repayments of long-term borrowings	16	(2,370,038,906)	(871,121,037)	(1,800,700,893)	(470,526,805)
Net cash receipts from financing activities		758,590,775	4,347,734,327	618,154,418	4,754,806,973
Net decrease in cash and cash equivalents		(313,835,796)	(316,965,952)	(299,495,675)	(272,362,546)
Cash and cash equivalents, opening balance		677,138,099	992,899,128	409,076,859	680,234,482
Effects of exchange rate changes		(609,774)	1,204,923	(609,774)	1,204,923
Cash and cash equivalents, closing balance	5	362,692,529	677,138,099	108,971,410	409,076,859
Supplementary information for cash flows:					
Interest paid (include interest expenses which have been capitalised in assets)		937,167,807	763,590,094	814,129,351	647,122,005
Income tax paid		257,729,844	643,221,733	89,332,821	538,701,872
Non-cash transactions					
Acquisition of property and equipment by debt		141,246,975	934,717,997	35,915,854	591,311,804
Transfers of property and equipment by borrowings		318,728,285	133,199,701	-	-

The notes to the consolidated and company financial statements on pages 9 to 57 are an integral part of these financial statements.

SATELLITE

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is as follows:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The Company, its subsidiaries, associate, and joint venture (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 1,591 people (2005: 1,518 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology (Note 27a) and will be expired in 2021.

These consolidated and company financial statements have been approved by the Board of Directors on 23 February 2007.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2 Accounting policies (Continued)

2.1 Basis of preparation (Continued)

Financial status and negotiations on the rescheduling of loan repayments terms

As of 31 December 2006, the Company has current liabilities in excess of current assets by Baht 2,746 million, of which Baht 3,045 million is the current portion of long-term loans. The Company has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 16. These negotiations are not yet finalised.. However, the Company's management is of the opinion that the Company's proposed changes on the repayment terms of long-term loans will be approved by the lenders.

As of 31 December 2006, the Company has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,415 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,557 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

2.2 Group accounting - investment in subsidiaries, associates and joint venture

Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.15 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 10.

Associated undertakings

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A list of the Group's principal associates is set out in Note 10.

2 Accounting policies (Continued)

2.2 Group accounting - investment in subsidiaries, associates and joint venture (Continued)

Joint venture undertakings

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest under a contractual arrangement between the venturers, which establishes joint control over the economic activity of the entity.

The Group's interest in jointly controlled entity is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements the equity method is applied to account for interests in joint ventures.

A list of the Group's principal joint ventures is set out in Note 10.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Items included in the financial statements of each entity within the Group are measured using Thai Baht. The consolidated and company financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statements.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders'equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate on the balance sheet date.

2 Accounting policies (Continued)

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months from acquisition date or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and administrative expenses.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories and recognised in the income statement.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

2.9 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

2 Accounting policies (Continued)

2.9 Property and equipment (Continued)

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.10 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net or any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.11 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.12 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over shorter of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

2.13 Impairment of assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill, deferred charges and intangible assets are reviewed for impairment losses whenever events or changes is circumstances indicate that the carrying amount may not exceed its recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units).

2 Accounting policies (Continued)

2.14 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.15 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated financial statement as goodwill and is included in investments - equity method in the Company's separate financial statement. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

Intangible assets - other

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over their expected estimated period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as assets when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits of related assets for a period of 3 - 10 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.16 Deferred tax

The Group and the Company recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

2 Accounting policies (Continued)

2.20 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised over the period and at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.21 Segment reporting

Segment information is prepared based on internal report of the Group which presented by business segment and geographical segment of the Group's operations.

3 The effect of change in accounting policies

3.1 Accounting for deferred income tax

The Group and the Company has adopted Thai Accounting Standard No. 56, "Accounting for Income Taxes", which this standard is not enforceable in the first quarter of 2006. The Group and the Company have restated the prior year's comparative financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard on the 2005 financial statements is presented as follows:

	Restated	
	Consolidated Baht'000	Company Baht'000
Balance Sheets as at 31 December 2005		
Increase in deferred tax assets	242,715	242,715
Increase in deferred tax liabilities	74,317	-
Increase/(Decrease) in investment in equity method (Note10)	52,761	(74,318)
Decrease in net liabilities in subsidiaries	-	(52,761)
Shareholders' equity		
- Increase in retained earnings carried forward	223,659	223,659
- Increase in retained earnings brought forward	94,399	94,399
- Decrease in foreign currency translation adjustments	(2,501)	(2,501)
Statement of Income for the year ended 31 December 2005		
Decrease in share of net results from investments - equity method	38,945	70,466
Decrease in income tax	168,206	199,727
Increase in net profit	129,261	129,261
Increase in basic and diluted earnings per share (Baht)	0.13	0.13

3.2 Accounting for derivative instruments

The Group and the Company has adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company apply this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company has changed its accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the balance sheets to the recognition of the foreign currency option contracts on inception at their fair value.

If the Company had applied retrospective adjustments in relation to these items, the unrealised loss on exchange rate for the year 2005 would increase by Baht 655 million, the net profit for the year 2005 would reduce by Baht 655 million. Furthermore, basic and diluted earnings per share would reduce by Baht 0.65 per share. These accounting policy changes would have no impact on the 2005 cash flow statement.

4 Amendment to publish standard effective for annual period beginning on 1 January 2007

TAS 44 (amendment 2006) - Consolidated Financial Statements and Accounting for Investment in Subsidiaries and TAS 45 (amendment 2006) - Accountings for Investment in Associates, are mandatory for Group's accounting period beginning on or after 1 January 2007. This amendment requires for investments in subsidiaries and associates to be accounted for at cost (previously equity method) in the separate financial statements. Under the cost basis, dividend income is recognised as income in the profit and loss accounts. Furthermore, the Group will apply this basis of accounting for investment in joint venture-jointly controlled entities in the separate financial statements. The Group will adopt this new basis from 1 January 2007.

5 Cash and cash equivalents

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Cash in hand	35,718	18,710	21,087	3,357
Current accounts and saving deposits held at call with banks	313,815	432,455	87,884	180,675
Fixed deposits	13,159	225,973	-	225,045
Total	362,692	677,138	108,971	409,077

The weighted average interest rate of deposits held with banks and fixed deposits was 1.10% per annum (2005: 2% per annum).

6 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Trade accounts receivable				
-Third parties	1,687,787	1,335,194	947,621	871,742
-Related parties (Note 29)	14,171	76,599	209,919	145,086
Accrued income				
-Third parties	146,032	266,965	145,380	259,652
-Related parties (Note 29)	8,510	11,795	27,776	15,863
Total trade accounts receivable and accrued income	1,856,500	1,690,553	1,330,696	1,292,343
Less Allowance for doubtful accounts	(510,057)	(487,401)	(247,889)	(238,450)
Total	1,346,443	1,203,152	1,082,807	1,053,893

Outstanding trade accounts receivable as at 31 December 2006 and 2005 can be analysed as follows:

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Current	293,040	155,927	149,118	123,710
Over-due less than 3 months	564,094	196,743	442,167	185,984
Over-due 3 - 6 months	85,750	262,769	95,214	204,953
Over-due 6 - 12 months	85,028	99,913	67,160	89,503
Over-due over 12 months	674,046	696,441	403,881	412,678
	1,701,958	1,411,793	1,157,540	1,016,828
Less Allowance for doubtful accounts	(510,057)	(487,401)	(247,889)	(238,450)
Total	1,191,901	924,392	909,651	778,378

7 Inventories, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht '000	Baht '000	Baht '000	Baht '000
Raw material and supplies	116,116	94,696	106,747	93,754
Work in process	9,986	4,574	9,986	4,574
Finished goods	314,285	653,683	246,612	575,928
Goods in transit	25,469	-	13,867	-
	465,856	752,953	377,212	674,256
Less Allowance for obsolete inventories	(131,027)	(147,408)	(123,175)	(135,449)
Total	334,829	605,545	254,037	538,807

8 Derivative instruments, net

Derivative instruments as at 31 December 2006 which are recognised in the balance sheet are presented as follows:

	Consolidated and Company
	2006
	Baht'000
Foreign currency forward contracts	(1,008,690)
Foreign currency option contracts	1,008,690
Net balance	-

The Group has entered into foreign currency forward contracts to purchase US Dollars 309 million.. The settlement dates of these contracts are due within one year.

The Group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within one year.

As at 31 December 2005, the Group had foreign currency forward contracts amounting to US Dollars 357 million, which were recognised in the financial statements on inception in accordance with the previous accounting policy (Note 3.2). The settlement dates of these foreign currency forward contracts were within 1 - 2 years. The details of these foreign currency forward contracts are shown below.

	Consolidated and Company
	2006
	Baht'000
Foreign currency forward contracts	
Assets	241,090
Liabilities	(119,585)

As of 31 December 2005, the Group also had European buy put option contracts amounting to US Dollars 357 million and European sell call option contracts amounting to US Dollars 357 million. These contracts were not recognised in the 2005 financial statements in accordance with the previous accounting policy (Note 3.2).

As of 31 December 2005, the fair value of foreign currency forward contracts was a gain of Baht 157 million and the fair value of European buy put option contracts and European sell call option contracts were a loss of Baht 157 million.

D14 8.8

9 Other current assets, net

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
VAT receivable	34,406	5,496	-	-
Prepaid expenses	38,417	30,821	22,961	17,870
Advance payments	81,355	104,948	67,016	65,350
Deposits	38,087	56,250	22,608	22,739
Others	32,258	49,238	24,625	36,967
	224,523	246,753	137,210	142,926
Less Impairment of assets	(6,334)	(6,334)	-	-
Total	218,189	240,419	137,210	142,926

10 Investments - equity method

a) Investments - equity method as at 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006 Baht '000	2005 Restated Baht '000	2006 Baht '000	2005 Restated Baht '000
Investments in subsidiaries	-	-	2,702,849	2,243,401
Investments in associate	686,050	832,444	-	-
Total investments, net	686,050	832,444	2,702,849	2,243,401
Presentation in the balance sheet as follows:				
Investments - equity method (Note 10d)	686,050	832,444	2,799,749	2,295,895
Net liabilities in subsidiaries (Note 10f)	-	-	(96,900)	(52,494)
Total investments, net	686,050	832,444	2,702,849	2,243,401

b) Movements in investments - equity method for the years ended 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006 Baht '000	2005 Restated Baht '000	2006 Baht '000	2005 Restated Baht '000
For the years ended 31 December				
Opening net book value				
- As previously reported	779,684	758,890	2,264,958	1,829,602
- Deferred tax adjustment (Note 3)	52,761	91,705	(21,557)	51,410
Opening net book value - restated	832,445	850,595	2,243,401	1,881,012
Share of net results from investments - equity method	86,198	74,386	765,504	304,297
Elimination of profit on sales of fixed assets within the Group	-	-	(47,600)	-
Dividends receipt (Note 10e)	(232,593)	(92,537)	(76,399)	-
Foreign currency translation adjustments	-	-	(182,057)	58,092
Closing net book value	686,050	832,444	2,702,849	2,243,401

10 **Investments - equity method** (Continued)

c) The detail of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
IPSTAR Global Services Company Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Mauritius	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
NTU (Thailand) Company Limited	Manufacture communication equipment and toll media for transmission by cable or radio frequency	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD

10 Investments - equity method (Continued)

c) The detail of investments - equity method can be summarised as follows (Continued):

Name	Business	Country	Currency
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet and satellite uplink-downlink services	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company for investment in mobile contents	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
- Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
- Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2006, Star Nucleus Company Limited, IPSTAR International Pte Limited and IPSTAR Global Services Company Limited had not yet commenced business operations.

10 Investments - equity method (Continued)

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 December 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(983.05)	686.05

	Consolidated - 31 December 2005 (Baht Million)-Restated				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(836.66)	832.44

	Company - 31 December 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(934.94)	12.35
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	2,387.73	2,657.61
Spacecode LLC	USD Million 4.29	70.00	118.65	11.14	129.79
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total			1,335.82	1,463.93	2,799.75

Dk 8.8.

10 Investments - equity method (Continued)

d) Carrying value of investments - equity method can be summarised as follows (Continued):

	Company - 31 December 2005 (Baht Million)-Restated				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Changed in investment**	**At equity**
Subsidiaries					
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	1,889.32	2,159.20
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,907.36	2,295.89

e) Significant movements in investments - equity method for the year ended 31 December 2006 were summarised as follows:

Subsidiaries

1) Shenington Investments Pte Limited

On 12 June 2006, the Annual General Meeting of Shenington Investments Pte Limited passed a resolution to approve a final exempt (one-tier) dividend of 21.83 cents per share amounting to SGD 3,200,000 (approximately Baht 76 million).

2) IPSTAR Global Services Company Limited

On 31 August 2006, the Group registered an incorporation of IPSTAR Global Services Company Limited in Mauritius.

3) Shin Broadband Internet (Thailand) Company Limited

On 29 December 2006, Shin Broadband Internet (Thailand) Company Limited ("SBI") has taken controlled over the voting rights in NTU (Thailand) Company Limited ("NTU"), equivalent to 51% of the voting rights.

Goodwill recognised from the acquisition of NTU of Baht 2.8 million is written off to expense because the goodwill is not proven future benefit.

Associate

4) CS Loxinfo Public Company Limited

On 4 April 2006, CS Loxinfo Public Company Limited ("CSL") acquired 28,050,000 ordinary shares in AD Venture Company Limited ("ADV"), equivalent to 51% of the share capital of ADV, at a total price of approximately Baht 18 million from Shin Corporation Public Company Limited ("Shin"). CSL made the payment on 5 April 2006. As a result, ADV has been a subsidiary of CSL since the date of acquisition.

On 18 July 2006, CSL acquired an additional 5 million ordinary shares in ADV, equivalent to 9.09% of the share capital of ADV, at a total price of approximately Baht 3.2 million from Mitsubishi Corporation and Mitsubishi Company (Thailand) Limited, and on 27 September 2006, CSL acquired a further 22 million ordinary shares in ADV, equivalent to 39.91% of the share capital of ADV, at a total price of approximately Baht 14.05 million from Shin. As a result, CSL holds 100% of the share capital of ADV. The fair value of ADV's net assets acquired was Baht 46.73 million. Negative goodwill recognised from the acquisition of these ordinary shares in ADV was Baht 10.77 million.

10 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2006 were as follows (Continued):

Associate (Continued)

4) CS Loxinfo Public Company Limited (Continued)

Dividend Payment

During the year, CSL has paid dividend of Baht 581.25 million (2005: Baht 231.25 million). Dividend portion for the Group is Baht 232.59 million (2005: Baht 92.54 million).

Warrants allocation and increase in registered share

On 21 April 2006, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,354,300 ordinary shares, or equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 21 April 2006. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 22 May 2006, the Executive Committee of CSL passed a resolution to approve the issuance and offering of warrants on 31 May 2006. This was subsequently approved by the Securities and Exchange Commission on 29 May 2006.

In addition, the shareholders of CSL also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 649,020,074 ordinary shares at a par value of Baht 1 each by increasing 9,450,300 additional ordinary shares. These newly registered ordinary shares will be reserved for the exercising of the right under ESOP. CSL registered the additional ordinary share with the Ministry of Commerce on 28 June 2006.

Joint Venture

5) Lao Telecommunications Company Limited ("LTC")

On 23 January 2006, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 6.0 million (approximately Baht 235 million) to shareholders with respect to the operations of LTC for 2005.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 31 December 2006 and 2005 and the consolidated income statements for the years ended 31 December 2006 and 2005.

10 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2006 were as follows (Continued):

Joint Venture (Continued)

5 Lao Telecommunications Company Limited ("LTC") (Continued)

	Consolidated	
	2006 Baht '000	2005 Baht '000
Balance sheets as at 31 December		
Current assets	174,978	267,498
Non - current assets	2,081,531	1,879,374
Current liabilities	(562,715)	(749,658)
Non - current liabilities	(49,795)	(54,798)
Net assets	1,643,999	1,342,416
Income statements for the years ended 31 December		
Total revenues	1,056,995	867,568
Net profit	453,861	284,308

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 27c).

As at 31 December 2006, the Group's share of LTC's capital expenditure contracted is USD 14 million or approximately Baht 523 million (2005: USD 5 million or approximately Baht 205 million).

f) Net liabilities in subsidiaries

	Company as at 31 December 2006 (Baht Million)				
	Paid-up capital	Investment Portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.00	99.14	78.68	(175.58)	(96.90)

	Company as at 31 December 2005 (Baht Million) -Restated				
	Paid-up capital	Investment Portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(954.90)	(7.61)
Total			1,025.78	(1,078.27)	(52.49)

11 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

12 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2005					
Cost	218,796	8,332,344	338,758	1,928,779	10,818,677
Less Accumulated depreciation	(47,732)	(2,303,160)	(194,170)	-	(2,545,062)
Less Accumulated impairment loss	-	(31,840)	-	-	(31,840)
Net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
Transactions during the year ended 31 December 2006					
Opening net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
Additions	11,460	217,840	75,514	3,568,849	3,873,663
Increase from acquisition of a subsidiary (Note 10e (3))	27	-	199	-	226
Disposals, net	-	(44,228)	(1,231)	-	(45,459)
Write-offs, net	-	(51)	(366)	(130)	(547)
Transfers, net	-	899,415	(9,848)	(4,917,360)	(4,027,793)
Depreciation charges (Note 21)	(20,638)	(748,937)	(54,382)	-	(823,957)
Impairment loss	-	(21,481)	-	-	(21,481)
Foreign currency translation adjustment	(6,921)	(344,830)	(6,187)	(16,823)	(374,761)
Closing net book value	154,992	5,955,072	148,287	563,315	6,821,666
As at 31 December 2006					
Cost	222,098	8,944,465	376,540	563,315	10,106,418
Less Accumulated depreciation	(67,106)	(2,936,072)	(228,253)	-	(3,231,431)
Less Accumulated impairment loss	-	(53,321)	-	-	(53,321)
Net book value	154,992	5,955,072	148,287	563,315	6,821,666

In 2006, a joint venture recognised an impairment loss of its rural telephone network amounting to Baht 21.5 million because the anticipated discounted future cash flows from continuing use of the network is less than its carrying amount. In calculating the anticipated discounted future cash flows, the joint venture applied a discount rate of 1% per annum, which is the interest rate of the borrowing costs of the assets.

As at 31 December 2006, the accumulated impairment loss of Baht 53.3 million comprises an impairment loss for analogue mobile telephone network of a subsidiary which has been ceased its operation in 2005 amounting to Baht 31.8 million and an impairment loss for rural telephone network of a joint venture amounting to Baht 21.5 million as described in the above.

12 Property and equipment, net (Continued)

	Company (Baht '000)				
	Leasehold land & buildings	**Equipment**	**Motor vehicles & office equipment**	**Assets under construction**	**Total**
As at 31 December 2005					
Cost	55,315	3,166,581	162,401	1,738,828	5,123,125
Less Accumulated depreciation	(27,153)	(1,062,913)	(107,953)	-	(1,198,019)
Net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
Transactions during the year ended 31 December 2006					
Opening net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
Additions	2,917	169,110	27,199	2,298,345	2,497,571
Disposals, net	-	(44,228)	(1,231)	-	(45,459)
Write-offs, net	-	(51)	(197)	-	(248)
Transfers, net	-	4,162	(989)	(4,030,805)	(4,027,632)
Depreciation charges (Note 21)	(4,023)	(346,604)	(24,597)	-	(375,224)
Closing net book value	27,056	1,886,057	54,633	6,368	1,974,114
As at 31 December 2006					
Cost	58,232	3,284,729	174,032	6,368	3,523,361
Less Accumulated depreciation	(31,176)	(1,398,672)	(119,399)	-	(1,549,247)
Net book value	27,056	1,886,057	54,633	6,368	1,974,114

Borrowing costs for the year ended 31 December 2006 of Baht 51 million (2005: Baht 715 million), were capitalised in assets under construction during the year.

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Kourou, French Guiana. On 12 July 2006, the Company accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the Build-Transfer-Operate concession agreement. The cost of Thaicom 5 satellite has been transferred to asset under concession (Note 13). The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortisation of these assets has commenced on this date.

Property and equipment includes property and equipment under concession agreement of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,728 million (31 December 2005: Baht 2,504 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 27b).

12 Property and equipment, net (Continued)

Capital commitments

Capital expenditure contracted for at the balance sheet date is presented as follows:

		Consolidated		Company	
	Currency	2006 Thousand	2005 Thousand	2006 Thousand	2005 Thousand
IPSTAR Project	USD	101	3,468	101	3,468
	NOK	1,900	1,900	1,900	1,900
	NZD	986	-	-	-
Thaicom 5 Project	USD	-	59,408	-	59,408
Telephone network	USD	16,374	11,572	-	-
Total	USD	16,475	74,448	101	62,876
	NOK	1,900	1,900	1,900	1,900
	NZD	986	-	-	-
Total in Thai Baht		633,247	3,076,975	14,648	2,600,492

13 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2005			
Cost	27,308,003	109,251	1,514,314
Less Accumulated amortisation	(7,596,120)	(49,777)	(36,791)
Less Accumulated impairment loss	(400,000)	-	-
Net book value	19,311,883	59,474	1,477,523
Transactions during the year ended 31 December 2006			
Opening net book value	19,311,883	59,474	1,477,523
Additions	5,428	46,542	33,065
Write-off, net	(958,052)	-	-
Transfers, net (Note 12)	4,043,332	-	-
Amortisation charges	(1,913,437)	(9,613)	(100,269)
Foreign currency translation adjustment	-	(5,499)	(21,492)
Closing net book value	20,489,154	90,904	1,388,827
As at 31 December 2006			
Cost	26,561,990	146,838	1,524,973
Less Accumulated amortisation	(6,072,836)	(55,934)	(136,146)
Net book value	20,489,154	90,904	1,388,827

DK S.S.

13 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

	Company (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2005			
Cost	27,308,003	11,159	1,304,006
Less Accumulated amortisation	(7,596,120)	(2,152)	(21,591)
Less Impairment loss	(400,000)	-	-
Net book value	19,311,883	9,007	1,282,415
Transactions during the year ended 31 December 2006			
Opening net book value	19,311,883	9,007	1,282,415
Additions	5,428	10,670	33,065
Write-off, net	(958,052)	-	-
Transfers, net (Note 12)	4,043,332	-	-
Amortisation charges	(1,913,437)	(1,236)	(88,611)
Closing net book value	20,489,154	18,441	1,226,869
As at 31 December 2006			
Cost	26,561,990	21,828	1,337,071
Less Accumulated amortisation Cost	(6,072,836)	(3,387)	(110,202)
Net book value	20,489,154	18,441	1,226,869

In 2004, due to spacecraft power maintenance, the Thaicom 3 satellite became temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. Subsequently on July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million.

On 13 July 2006, the Company transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite which moved to a new position at 50.5 Middle-East. Subsequently, on 1 October 2006, the Company found that Thaicom 3 satellite had suffered damage in relation to a power supply system failure and failed to operate. Consequently, the Company re-orbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totaling to Baht 964 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 6 million, respectively. The loss from write off net deferred income tax is Baht 675 million and resulted in increase the loss per share for the year ended 31 December 2006 by Baht 0.62 per share.

14 Deferred income tax

Deferred income taxes are calculated in full on temporary differences based on the liability method using a principal tax rate of 30% for the company financial statements (2005: 30%) and 20% - 30% for the consolidated financial statement (2005: 20% - 30%).

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the company balance sheets:

	Consolidated		Company	
	31 December 2006 Baht '000	31 December 2005 Restated Baht '000	31 December 2006 Baht '000	31 December 2005 Restated Baht '000
Deferred tax assets	505,300	242,715	470,499	242,715
Deferred tax liabilities	(99,425)	(74,317)	-	-
	405,875	168,398	470,499	242,715

The movement in deferred tax is as follows:

	Consolidated		Company	
For the year ended	31 December 2006 Baht '000	31 December 2005 Restated Baht '000	31 December 2006 Baht '000	31 December 2005 Restated Baht '000
Deferred tax				
Balance brought forward	168,398	2,694	242,715	42,988
Charged to statement of income (Note 24)	226,080	168,205	227,784	199,727
Recognised in the shareholders' equity	11,397	(2,501)	-	-
Balance carried forward	405,875	168,398	470,499	242,715

DU

14 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht '000)								
	For the year ended 31 December 2006								
Deferred tax assets	Loss carried forward	Allowance for doubtful accounts	Allowance for obsolete inventory	Depreciation	Deposits	Interest expense	Advance receipts from customers	Others	Total
Balance brought forward	-	-	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Balance brought forward - restated	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Charged to statement of income	430,220	(14,824)	(2,150)	(146,655)	(597)	(10,519)	9,263	918	265,656
Recognised in the shareholders' equity	-	(10)	(39)	(300)	-	(2,244)	1,332	-	(1,261)
Balance carried forward	430,220	3,791	38,447	19,595	20,227	9,114	10,595	1,092	533,081

	Consolidated (Baht '000)				
	For the year ended 31 December 2006				
Deferred tax liabilities	Deferred expenses	Amortisation assets under concession	Depreciation/ amortisation	Investment	Total
Balance brought forward	-	-	-	-	-
Prior period adjustment	689	96,194	3,405	-	100,288
Balance brought forward - restated	689	96,194	3,405	-	100,288
Charged to statement of income	(44)	25,688	(217)	14,149	39,576
Recognised in the shareholders' equity	-	(12,658)	-	-	(12,658)
Balance carried forward	645	109,224	3,188	14,149	127,206

8.8.

14 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Company (Baht '000)						
	For the year ended 31 December 2006						
Deferred tax assets	Loss carried forward	Allowance for doubtful accounts	Allowance for for obsolete inventory	Depreciation	Deposits	Others	Total
Balance brought forward	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,635	166,552	20,824	174	246,810
Balance brought forward - restated	-	18,625	40,635	166,552	20,824	174	246,810
Charged to statement of income	430,220	(18,625)	(3,682)	(166,552)	(597)	907	241,671
Balance carried forward	430,220	-	36,953	-	20,227	1,081	488,481

	Company (Baht '000)			
	For the year ended 31 December 2006			
Deferred tax liabilities	Deferred expenses	Depreciation/ Amortisation	Investment	Total
Balance brought forward	-	-	-	-
Prior period adjustment	689	3,406	-	4,095
Balance brought forward - restated	689	3,406	-	4,095
Charged to statement of income	(44)	(218)	14,149	13,887
Balance carried forward	645	3,188	14,149	17,982

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements as follows:

Year Expired	Million Baht
2007	9,153
2008	78,142
2009	87,767
2010	42,007
2011	62,064
No expiry date	122,015
Total	401,148

15 Other non-current assets, net

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Refundable income tax	-	331,810	-	330,701
Withholding taxes receivable	144,108	88,080	142,956	88,080
Tax assessment's deposits (Note 26b)	205,271	157,910	205,271	157,910
Accounts receivable - others	43,083	29,543	22,410	15,425
	392,462	607,343	370,637	592,116
Less Accumulated impairment loss	(38,929)	(37,126)	(38,929)	(37,126)
Total	353,533	570,217	331,708	554,990

16 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Short-term borrowings				
Loans from financial institutions	306,078	38,000	-	-
Total short-term borrowings	306,078	38,000	-	-
Current portion of long-term borrowings				
Loans from financial institutions	3,294,015	2,706,766	3,044,070	2,274,756
Loans from others	14,878	69,200	560	916
Total current portion of long-term borrowings	3,308,893	2,775,966	3,044,630	2,275,672
Long-term borrowings				
Loans from financial institutions	12,234,728	14,244,123	10,814,544	12,805,596
Loans from others	439,500	197,378	2,503	2,288
Total long-term borrowings	12,674,228	14,441,501	10,817,047	12,807,884
Total borrowings	16,289,199	17,255,467	13,861,677	15,083,556

The short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the SIBOR per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support (Note 27d).

The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2006, the Company had outstanding guarantees relating to long-term loans from financial institution of its subsidiary amounting to Baht 807 million (2005: Baht 807 million) (Note 27d).

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
For the year ended 31 December	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Opening net book value	17,255,467	15,755,924	15,083,556	13,371,030
Proceeds from short-term borrowings	322,486	187,000	-	70,000
Proceeds from long-term borrowings, net of financial expenses	2,936,292	2,873,457	2,424,368	2,829,084
Repayment of short-term borrowings	(172,500)	(1,546,458)	-	(1,365,458)
Repayment of long-term borrowings	(2,370,039)	(871,121)	(1,800,701)	(470,527)
Increase from change in status from accounts payable - property and equipment	318,728	77,631	-	-
Amotisation of finance costs (Note 21)	137,120	10,337	137,120	10,337
Realised gain on exchange rate	(179,442)	(4,935)	(179,442)	(4,935)
Unrealised loss (gain) on exchange rate	(1,803,224)	647,383	(1,803,224)	644,025
Foreign currency translation adjustment	(155,689)	126,249	-	-
Closing net book value	16,289,199	17,255,467	13,861,677	15,083,556

16 Borrowings (Continued)

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		**Company**	
	2006 Baht '000	**2005 Baht '000**	**2006 Baht '000**	**2005 Baht '000**
Total borrowings:				
- at fixed rates	5,021,501	3,323,235	4,785,897	3,262,224
- at floating rates	11,267,698	13,932,232	9,075,780	11,821,332
Total	16,289,199	17,255,467	13,861,677	15,083,556
Weighted average interest rates:				
- Loans from financial institutions	5.83%	5.22%	5.62%	5.17%

As at 31 December 2006, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		**Company**	
	Carrying amount Baht '000	**Fair value Baht '000**	**Carrying amount Baht '000**	**Fair value Baht '000**
Long-term loans	15,983,121	15,238,343	13,861,677	13,113,830

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		**Company**	
	2006 Baht '000	**2005 Baht '000**	**2006 Baht '000**	**2005 Baht '000**
Later than 1 year but not later than 2 years	3,414,280	3,051,572	2,639,231	2,695,991
Later than 2 year but not later than 5 years	6,536,610	7,916,946	5,561,515	6,692,139
Later than 5 years	2,723,338	3,472,983	2,616,301	3,419,754
Total	12,674,228	14,441,501	10,817,047	12,807,884

Credit facilities

As at 31 December 2006, available credit facilities for loans from local and overseas banks are Baht 1,530 million and USD 3.5 million (2005: Baht 1,555 million and USD 66 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as fcllows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

16 Borrowings (Continued)

Facility agreements in relation to the financing of the iPSTAR satellite project (Continued)

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. Consequently, the Company received a forbearance letter from the group of lenders, which allowed the Company to defer the principal amounts that were due for repayment from 15 November 2006 to 15 March 2007 of US Dollars 32.4 million (approximately Baht 1,173 million) to be payable on 13 April 2007.

The Company still has to pay the full amount of interest as specified in the existing credit facility agreements and to comply with the conditions as specified in this forbearance letter. In the meantime, the Company is in the process of negotiation with the group of lenders about the rescheduling of the repayment terms. These negotiations are not finalised yet. However, the Company's management is of the opinion that the Company's proposed rescheduling of loan repayments on the long-term loans will be approved by the lenders.

As of 31 December 2006, the Company presented long-term loans before net of financial expenses in these financial statements with a current portion of Baht 3,161 million and a non-current portion of Baht 11,414 million, in accordance with the terms of existing loan agreements.

17 Other current liabilities

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Deposits from customers	60,005	95,122	33,979	51,174
Unearned income	55,458	41,387	-	-
Other taxes	37,788	118,065	21,122	24,922
Other payables	89,494	74,493	36,248	49,554
Total	242,745	329,067	91,349	125,650

18 Share capital and premium on share capital

	For the year ended 31 December 2006			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,090,758	5,453,789	4,295,365	9,749,154
Increase during the year	311	1,557	398	1,955
Closing balance	1,091,069	5,455,346	4,295,763	9,751,109

The Company's registered share capital as at 31 December 2006 comprised 1,132.1 million ordinary shares (2005: 1,121.3 million shares) of Baht 5 each (2005: Baht 5 each) 1,091.1 million ordinary shares are issued and fully paid-up (2005: 1,090.8 million shares).

At the shareholders' Annual General Meeting on 24 April 2006 a resolution was passed to approve the issuance and allocation of warrants of 10,058,800 shares, or equivalent to 0.92% of the Company's total issued and paid-up share capital as at 31 December 2005, under an ESOP scheme (Grant V), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 11.87 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting on 24 April 2006. One-third of an individual's warrants can be exercised to purchase ordinary shares: one year for the first exercise, two years and three years for the second and third exercises respectively after the warrants are issued until they expire. On 30 May 2006, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant V) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2006.

In addition, the meeting also passed a resolution to approve an increase in the Company's registered share capital from 1,121,256,500 ordinary shares, at a par value of Baht 5 each to 1,132,082,300 ordinary shares, at a par value of Baht 5 each, by an increase of 10,825,800 additional ordinary shares. Of these 10,058,800 shares are to be allocated to support warrants to be issued to its directors and employees under ESOP Grant V and 767,000 shares are to be allocated to support warrants from the change in exercise ratios under ESOP Grants I, II, III and IV. The Company registered the increase in the registered share capital with the Ministry of Commerce on 15 May 2006.

On 1 June 2006, the Company received cash proceeds from the issuance of 149,276 ordinary shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 746,380 and Baht 190,924, respectively. This issuance of the ordinary shares was the exercise of 73,000 ESOP units. On 2 June 2006, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 June 2006. Subsequently, on 28 June 2006, the Company received cash proceeds from the issuance of 162,160 shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 810,800 and Baht 207,402, respectively. This issuance of the ordinary shares was the exercise of 79,300 ESOP units. On 4 July 2006, the Company registered an increase in these issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 July 2006.

As at 31 December 2006, the Company has five ESOP schemes for directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued million units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	11.87	31 May 2007	31 May 2011

18 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the period ended 31 December 2006 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Reclassified	Closing balance
ESOP - Grant I					
Directors	2,559	-	-	-	2,559
Employees	3,369	-	-	-	3,369
Total	5,928	-	-	-	5,928
ESOP - Grant II					
Directors	1,967	-	-	-	1,967
Employees	666	-	(152)	-	514
Total	2,633	-	(152)	-	2,481
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	5,894	-	-	-	5,894
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	7,562	-	-	-	7,562
ESOP - Grant V					
Directors	-	2,000	-	(901)	1,099
Employees	-	8,059	-	901	8,960
Total	-	10,059	-	-	10,059
Grand Total	22,017	10,059	(152)	-	31,924

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

19 Legal reserve

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
For the years ended 31 December				
Opening balances	213,506	153,120	213,506	153,120
Reserve increase during the year	-	60,386	-	60,386
Closing balances	213,506	213,506	213,506	213,506

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

20 Other income

	Consolidated		Company	
	2006	2005	2006	2005
	Baht '000	Baht '000	Baht '000	Baht '000
Consulting and management fees	-	-	55,057	16,800
Interest income	6,182	27,266	7,159	28,086
Income from deposit from customers	7,970	21,525	7,970	21,525
Gain on unwinding of foreign currency option contracts	-	36,620	-	36,620
Income from Escrow account	37,692	-	37,692	-
Reversal of tax accrual	77,465	-	-	-
Others	8,437	3,725	4,299	1,271
Total	137,746	89,136	112,177	104,302

21 Operating profit (loss)

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit (loss):

	Consolidated		Company	
	2006	2005	2006	2005
	Baht '000	Baht '000	Baht '000	Baht '000
Depreciation of property and equipment (Note 12)	(823,957)	(638,427)	(375,224)	(245,546)
Amortisation of property and equipment under the concession agreements, deferred charges and intangible assets	(2,023,319)	(959,819)	(2,003,284)	(949,140)
Amortisation of finance costs (Note 16)	(137,120)	(10,337)	(137,120)	(10,337)
Staff costs	(485,555)	(382,194)	(333,805)	(235,995)
Unrealised gain (loss) on exchange rate	1,632,856	(3,315)	1,678,247	1,951

22 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net income (loss) for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2006.

22 Basic and diluted earnings (loss) per share (Continued)

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the year ended 31 December				
Net profit (loss) for the year (Baht '000)				
- As previously reported	(45,553)	1,207,708	(45,553)	1,207,708
- Prior period adjustment	-	129,261	-	129,261
- As restated	(45,553)	1,336,969	(45,553)	1,336,969
Weighted average number of shares ('000 shares)	1,090,925	998,131	1,090,925	998,131
The effect of dilutive potential ordinary shares (ESOP)	-	6,064	-	6,064
Dilutive potential ordinary shares ('000 shares)	1,090,925	1,004,195	1,090,925	1,004,195
Basic earnings (loss) per share (Baht)	(0.04)	1.34	(0.04)	1.34
The effect of dilutive potential ordinary shares (ESOP)	-	(0.01)	-	(0.01)
Diluted earnings (loss) per share (Baht)	(0.04)	1.33	(0.04)	1.33

23 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2006 and 2005:

	Notes	Consolidated 2006 Baht '000	Consolidated 2005 Restated Baht '000	Company 2006 Baht '000	Company 2005 Restated Baht '000
Net profit (loss) for the year		(45,553)	1,336,970	(45,553)	1,336,970
Adjustments for:					
Allowance for doubtful accounts		22,656	100,961	9,439	80,505
Write-off withholding tax		1,802	1,480	1,802	1,480
Allowance for obsolete equipment		-	6,334	-	-
Allowance for obsolete inventory		(16,380)	77,221	(12,274)	65,459
Write-off of property and equipment	12	547	8,925	248	28
Write-off of property and equipment under concession agreements	13	958,052	-	958,052	-
Write-off of deferred charges		-	509	-	509
Write-off goodwill	10e (3)	2,789	-	-	-
Depreciation of property and equipment	12	823,957	638,427	375,224	245,546
Amortisation of property and equipment under concession agreements	13	1,913,437	934,180	1,913,437	934,180
Amortisation of deferred charges	13	9,613	15,148	1,236	6,620
Amortisation of intangible assets	13	100,269	10,491	88,611	8,340
Impairment loss of property and equipment	12	21,481	31,840	-	-
Impairment loss of property and equipment under concession agreements		-	400,000	-	400,000
Gain on sales of property and equipment		(49,887)	(322)	(1,408)	(229)
Gain on sale of other assets		-	(104)	-	-
Amortisation of finance costs	16	137,120	10,337	137,120	10,337
Equipment transfer to cost		853	-	853	-
Equipment transfer to inventory		-	13,853	-	13,853
Deferred tax	24	(226,080)	(168,205)	(227,784)	(199,727)
Unrealised loss (gain) on exchange rate		(1,632,856)	3,315	(1,678,247)	(1,951)
Realised gain on exchange rate		(179,442)	(41,555)	(168,300)	(41,555)
Minority interests		4,209	3,517	-	-
Share of net results from investments - equity method	10	(86,198)	(74,386)	(765,504)	(304,297)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(126,930)	(312,876)	(1,397)	(300,021)
- amounts due from related parties		(584)	8,978	4,521	(12,164)
- inventories		278,040	(368,520)	287,960	(368,476)
- insurance compensation receivable		52,337	(52,337)	52,337	(52,337)
- prepaid insurance		(14,821)	(163,761)	(14,236)	(163,833)
- other current assets		24,565	(73,830)	5,716	(39,785)
- other non-current assets		215,015	(359,679)	221,480	(357,495)
- trade accounts payable		(31,703)	232,472	(7,860)	149,210
- amounts due to related parties		11,673	4,374	11,370	2,527
- advances receipts from customers		107,347	40,623	107,607	13,102
- concession payable		378,153	(410,879)	359,483	(350,572)
- accrued expenses		124,704	(16,862)	127,312	(34,246)
- income tax payable		14,832	(85,707)	-	(85,119)
- other current liabilities		(86,569)	108,396	(34,301)	29,871
- other non-current liabilities		87,110	(12,163)	85,716	(11,957)
Cash generated from operating activities		2,793,558	1,847,165	1,792,660	974,773

DK. 8.8.

24 Income tax expense

	Consolidated		Company	
For the year ended	**31 December 2006 Baht '000**	**31 December 2005 Baht '000**	**31 December 2006 Baht '000**	**31 December 2005 Baht '000**
Current tax	145,943	200,176	(1,325)	99,730
Deferred tax	(226,080)	(168,205)	(227,784)	(199,727)
	(80,137)	31,971	(229,109)	(99,997)

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are presented as follows:

	Consolidated		Company	
For the year ended	**31 December 2006 Baht '000**	**31 December 2005 Baht '000**	**31 December 2006 Baht '000**	**31 December 2005 Baht '000**
Profit (loss) before tax	(121,481)	1,372,457	(274,663)	1,236,972
Tax rate	25%	26.16%	25%	26.03%
The result of the accounting profit (loss) multiplied by the income tax rate	(30,370)	359,035	(68,666)	321,986
Share of net results from investments - equity method	(25,523)	(23,817)	(191,376)	(79,209)
Effect of discounted tax rates to the deferred tax	(71,779)	12,602	(71,779)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(39,998)	(9,613)	-	-
Tax losses not recognised as deferred tax asset	22,671	28,829	-	-
Use of tax losses not recognised as deferred tax asset in the prior year	(3,439)	-	-	-
Tax exempted income under business promotion by the Board of Investment	-	(32,805)	-	(32,805)
Effect of the income recognised in different periods for accounting and tax purposes	9,773	(283,017)	19,122	(290,764)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	58,528	(19,243)	83,590	(19,205)
Tax charge	(80,137)	31,971	(229,109)	(99,997)

As a listed company, the Company has been granted a discounted tax rate of 25% on the taxable income not exceeding Baht 300 million for five fiscal years from 2002 to 2006. The taxable income in excess of Baht 300 million is subject to the 30% tax rate.

25 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest and denominated in US Dollar to finance its capital expenditures. Revenue from sales and services are mainly denominated in US Dollars currency.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Foreign currency risk

As at 31 December 2006 and 2005, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2006		2005	
	Foreign currency (Unit: Million)	Baht Million	Foreign Currency (Unit: Million)	Baht Million
Assets				
US Dollars	32.48	1,167.96	16.66	682.80
Australian Dollars	11.48	325.02	0.19	5.86
New Zealand Dollars	0.33	8.35	0.15	4.35
Singapore Dollars	1.50	34.88	-	-
KIP	12,479.76	45.71	75,964.06	285.58
Pounds Sterling	-	-	0.0002	0.02
Total		1,581.92		978.61
Liabilities				
US Dollars	504.43	18,275.81	438.29	18,043.95
Australian Dollars	1.30	37.51	0.32	9.61
New Zealand Dollars	2.76	70.95	-	-
KIP	53,859.66	197.29	304,570.29	1,145
Norwegian Kroner (NOK)	3.41	19.71	0.02	0.14
Total		18,601.27		19,198.70

Foreign currency assets mainly represent cash and accounts receivable. Foreign currency liabilities mainly represent trade accounts payable, accounts payable - property and equipment and borrowings.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 16.

26 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated		Company	
	Currency	2006 '000	2005 '000	2006 '000	2005 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	48,000	50,000	48,000
IPSTAR equipment sales	THB	65,360	15,429	65,360	15,429
Satellite space leasing by customers	USD	317	374	317	374
	THB	487,000	12,000	487,000	12,000
IPSTAR Gateway	USD	1,115	1,105	1,115	1,105
Standby letters of credit	USD	43,000	33,000	43,000	33,000
Letters of credit	USD	1,283	-	1,283	-
Others	THB	3,302	2,855	2,934	2,845
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2006, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 263 million (approximately Baht 205 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet (Note 15) and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 55 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 284 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

26 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 43.5 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.5 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 93 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company has filed an appeal against CIT(A)'s decision with ITAT.

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 90 million). The Company filed an appeal against the assessment with CIT(A) and requested that CIT(A) ordered the Tax Authority to refrain from enforcing the tax demand. At present, the Company is still waiting for the decision of CIT(A). The Company has not yet recognised these tax assessments as liabilities in these financial statements because the management is of the opinion that the result of this assessment will not have a significant impact to the financial statements.

c) Other

The Group had contingencies in relation to claim under terms of contract of approximately AUD 0.17 million (approximately Baht 4.9 million). The Group did not recognise this provision in these financial statements because the Group determined that the result of the negotiations would not have a significant impact on the Group.

27 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 12).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 10e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2006, LTC has remaining additional investment of approximately USD 210 million.

d) Commitments with related parties

As at 31 December 2006, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2005: Baht 807 million) (Note 29h). In addition, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

27 Commitments (Continued)

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services, and to provide internet services in Thailand for a period of ten years from 16 April 1997 to 15 April 2007.

CSL and CSL's subsidiary received a one-year Type I license from the National Telecommunications Commission ("NTC") for Internet access services for the periods from 8 September 2005 to 7 September 2006 and 29 June 2006 to 28 June 2007, respectively. According to the conditions specified by the NTC, provided that the authorised licensee is not in significant violation of the conditions as specified in the license, the NTC will consider renewing the license in the normal course of business. On 8 September 2006, CSL's one-year Type I license was renewed and will be expired on 7 September 2007.

Certain equipment that CSL has been using is equipment that the ownership has been transferred to CAT under a concession contract which the contract will be expired on 15 April 2007. CSL is currently in the process of purchasing the equipment from CAT. The book value and net book value of the equipment as at 31 December 2006 are Baht 209.90 million and Baht 13.3 million, respectively.

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 308.2 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2006, the remaining share option was 1.73 million shares.

27 Commitments (Continued)

h) Operating lease commitments

As at 31 December 2006, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December		**Consolidated**		**Company**	
	Currency	**2006 '000**	**2005 '000**	**2006 '000**	**2005 '000**
Within 1 year	THB	39,323	13,536	39,323	13,536
	USD	3,697	3,488	2,649	2,732
	KIP	-	118,725	-	-
	NZD	265	265	-	-
	AUD	53	1,141	-	-
Total Baht		181,604	199,746	135,282	126,020
Later than 1 year but not later than 5 years	THB	76,450	15,101	76,450	15,101
	USD	12,922	2,581	5,073	373
	KIP	-	3,409,784	-	-
	NZD	426	691	-	-
	AUD	2	115	-	-
Total Baht		555,649	157,956	260,234	30,465
Later than 5 years	THB	28,895	31,931	28,895	31,931
	USD	1,866	1,162	-	-
	KIP	-	806,841	-	-
Total Baht		96,498	82,960	28,895	31,931
Grand total Baht		833,751	440,662	424,411	188,416

28 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,443,659	114,834	2,405,655	-	(118,235)	6,845,913
Shares of net results from associate	-	86,198	-	-	-	86,198
Allocated costs and expenses	(5,618,025)	(121,041)	(1,576,087)	(1,212)	140,300	(7,176,065)
Segment results	(1,174,366)	79,991	829,568	(1,212)	22,065	(243,954)
Loss on write off Thaicom 3	(964,031)	-	-	-	-	(964,031)
Other income						137,746
Gain on foreign exchange						1,902,701
Loss before interest expense and income tax						832,462
Interest expense						(953,943)
Operating loss						(121,481)
Income tax						80,137
Minority interests						(4,209)
Net loss						(45,553)
Segment assets	27,220,047	176,864	5,173,413	35,172	(457,734)	32,147,762
Associate						686,050
Total assets						32,833,812
Segment liabilities	2,118,461	23,443	1,301,646	667	(477,273)	2,966,944
Borrowings						16,289,199
Total liabilities						19,256,143
Depreciation (Note 21)	395,654	8,730	419,573	-	-	823,957
Amortisation (Note 21)	2,150,804	-	9,635	-	-	2,160,439
Total depreciation and amortisation	2,546,458	8,730	429,208	-	-	2,984,396

28 Segment information (Continued)

Financial information by business segment (Continued)

	Consolidated for the year ended 31 December 2005 (Baht '000) - Restated					
	Satellite business services	**Internet services**	**Telephone network**	**Others**	**Consolidation eliminations**	**Group**
Revenues	3,620,604	65,427	2,000,642	-	(97,668)	5,589,005
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Shares of net results from associate	-	74,386	-	-	-	74,386
Allocated costs and expenses	(3,525,350)	(104,774)	(1,394,829)	(829)	115,903	(4,909,879)
Segment results	1,177,908	35,039	605,813	(829)	18,235	1,836,166
Loss on impairment of Thaicom 3						(400,000)
Other income						89,136
Gain on foreign exchang						40,329
Profit before interest expense and income tax						1,565,631
Interest expense						(193,175)
Operating profit						1,372,456
Income tax						(31,971)
Minority interests						(3,516)
Net profit						1,336,969
Segment assets	28,601,931	36,484	4,766,918	98,915	(354,083)	33,150,165
Associate						832,444
Total assets						33,982,609
Segment liabilities	1,860,870	14,067	1,396,217	2,994	(352,295)	2,921,853
Borrowings						17,255,467
Total liabilities						20,177,320
Depreciation (Note 21)	247,630	9,500	381,297	-	-	638,427
Amortisation (Note 21)	960,354	-	9,802	-	-	970,156
Total depreciation and amortisation	1,207,984	9,500	391,099	-	-	1,608,583

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, excluding investments.

Du. S.S.

28 Segment information (Continued)

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally satellite business services and intenet services. Cambodia and Laos PDRs' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		Segment results		Fixed assets	
	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000
Thailand	2,950,218	2,433,402	(664,235)	1,336,656	22,549,369	23,274,397
Cambodia	1,468,866	1,263,337	534,616	286,734	2,859,819	2,522,985
Lao PDR	1,114,686	929,091	265,122	291,249	1,997,448	1,817,239
Others	1,312,143	963,175	(379,457)	(78,473)	1,383,916	1,476,035
	6,845,913	5,589,005	(243,954)	1,836,166	28,790,552	29,090,656

Revenue and segment results organised into each country based on customers' locations. Fixed assets shown in each business geographical areas are categorised based on assets' locations.

Costs and expenses at entity level which is not directly attributable to reportable segment of the Group, is allocated to the reportable segment by incurred revenue of each geographical segment.

29 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.32% (31 December 2005: 41.34%) of the Company's shares.

On 23 January 2006, the Shinawatra family, the principle shareholders of Shin Corporation ("Shin"),the Company's major shareholder, sold all Shin's shares, representing 49.60% of the paid-up capital of the Shin, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

The Company was informed by Shin that Cedar and Aspen obtained a waiver with respect to making the tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and that these shares do not constitute a substantial portion of the assets of Shin.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Shin has terminated the consulting and management services agreements with the Group since the third quarter of 2006.

29 Related party transactions (Continued)

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Sales and services income				
Subsidiaries	-	-	421,122	96,749
Associate	22,815	136,677	21,919	135,529
Joint venture	13,088	14,115	25,664	27,677
Related parties under common control	117,980	122,141	102,650	104,781
Other operating income				
Subsidiaries	-	-	59,526	20,345
Related parties under common control	621	-	209	-
Total revenue	154,504	272,933	631,090	385,081

b) Expenses

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Purchases of goods and services				
Subsidiaries	-	-	39,116	32,381
Associate	31,729	15,358	20,001	14,146
Related parties under common control	1,793	8,203	1,793	8,111
Other related party	17,686	-	17,686	-
Selling and administrative expenses				
Parent company	22,055	43,610	20,929	42,168
Subsidiaries	-	-	613	117
Associate	7,403	2,466	7,258	2,309
Joint venture	-	60	-	118
Related parties under common control	9,679	25,031	9,642	24,677
Purchases of fixed assets				
Subsidiaries	-	-	-	804
Other related party	-	44,486	-	44,486
Total expenses	90,345	139,214	117,038	169,317

29 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2006 Baht '000	2005 Baht '000	2006 Baht '000	2005 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	208,737	58,682
Associate	6,346	58,859	323	58,622
Joint venture	438	14,169	859	27,782
Related parties under common control	7,387	3,571	-	-
Total trade accounts receivable - related parties	14,171	76,599	209,919	145,086
Accrued income - related parties				
Subsidiaries	-	-	18,328	4,820
Associate	4,209	1,944	4,207	1,944
Joint venture	1,010	-	1,980	-
Related parties under common control	3,291	9,851	3,261	9,099
Total accrued income - related parties	8,510	11,795	27,776	15,863
Total trade accounts receivable and accrued income - related parties	22,681	88,394	237,695	160,949
Amounts due from related parties				
Subsidiaries	-	-	9,608	15,205
Associate	1,073	4	1,073	4
Joint venture	102	439	121	113
Related parties under common control	-	148	-	1
Total amounts due from related parties	1,175	591	10,802	15,323
Other current assets - related parties				
Subsidiaries	-	-	-	5,456
Associate	-	2	-	-
Related parties under common control	281	1,375	281	1,375
Other related party	4,303	-	-	-
Total other current assets - related parties	4,584	1,377	281	6,831

29 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses (Continued)

	Consolidated		Company	
	2006 Baht '000	**2005 Baht '000**	**2006 Baht '000**	**2005 Baht '000**
Trade accounts payable - related parties				
Subsidiaries	-	-	45,270	17,094
Associate	29,157	30,315	27,115	28,770
Related parties under common control	889	129	882	22
Total trade accounts payable - related parties	30,046	30,444	73,267	45,886
Accounts payable - property and equipment				
Other related party	-	3,746	-	3,746
Amounts due to related parties				
Parent company	13,635	6,964	13,095	6,798
Subsidiaries	-	-	189	44
Associate	10,178	8,544	9,993	8,351
Related parties under common control	3,770	1,586	3,549	1,586
Other related party	1,322	-	1,322	-
Total amounts due to related parties	28,905	17,094	28,148	16,779
Advances from customers - related parties				
Subsidiaries	-	-	77,220	-
Joint venture	-	7	-	13
Related parties under common control	60,010	-	57,569	-
Total advances from customers - related parties	60,010	7	134,789	13
Accrued expenses - related parties				
Subsidiaries	-	253	-	253
Related parties under common control	258	5,080	258	185
Total accrued expenses - related parties	258	5,333	258	438
Other non-current liabilities - related parties				
Joint venture	27	27	54	54
Related parties under common control	84,913	-	84,913	-
Total other non-current liabilities - related parties	84,940	27	84,967	54

SHIN SATELLITE

Du. S.S.

29 Related party transactions (Continued)

d) Short-term loans and advances to related parties

	Consolidated		Company	
	31 December 2006 Baht '000	31 December 2005 Baht '000	31 December 2006 Baht '000	31 December 2005 Baht '000
Short-term loans and advances to related parties				
Subsidiary	-	-	-	2,839
Associate	19	19	19	19
Total short-term loans and advances to related parties	19	19	19	2,858

As at 31 December 2006, advance to an associated company bears no interest and has no fixed term of repayment. As at 31 December 2005, the short-term loans to subsidiary bears interest at rate 5.10% per annum and were repayable at call.

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2006		
Opening balance	19	2,858
Loans and advances during the year	-	10,472
Loans and advance repayment during the period	-	(12,786)
Realised loss on exchange rate	-	(525)
Closing balance	19	19

e) Long-term loans to a related party

	Consolidated		Company	
	31 December 2006 Baht '000	31 December 2005 Baht '000	31 December 2006 Baht '000	31 December 2005 Baht '000
Long-term loans to a related party				
Subsidiary	-	-	-	128,326
Total long-term loans to a related party	-	-	-	128,326

The long-term loans to a related party as at 31 December 2005 bear interest at rate between 3.58% - 4.42% per annum.

The movements of long-term loans to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2006		
Opening balance	-	128,326
Loans and advances during the year	-	8,632
Loans and advances repayment during the year	-	(126,341)
Realised loss on exchange rate	-	(10,617)
Closing balance	-	-

D.K S.S.

29 Related party transactions (Continued)

f) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a parent company, issued warrants which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrant is not exceeding five years and there is no offering price. As at 31 December 2006, the details follow:

	Issued date	Issued units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.06942	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.06942	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.05540	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.02307	36.830	31 July 2007	30 July 2011

g) Directors' remuneration

In 2006, the remuneration of directors was Baht 6.7 million (2005: Baht 5.5 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

h) Commitments with related parties

The details of commitments with related parties are disclosed in Note 27d.

30 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 year, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2006, the Company's total revenue derived from BOI-promoted activities amounted to Baht 21 million (2005: Baht 436 million).

31 Subsequent events

a) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 17 January 2007, the shareholders passed a resolution to approve a dividend payment of USD 8.0 million to shareholders in respect of the operations of LTC in 2006.

b) Acquisition of equipment under a concession contract by Loxley Information Services Co., Ltd. ("Loxserv")

On 2 February 2007, Loxserv acquired certain equipment that it has been using under a concession contract with CAT of Baht 14.5 million. Moreover, CSL acquired 480,000 ordinary shares in Loxserv from CAT and its employees at Baht 12.90 per share, representing 1.85% of share capital, at a total price of Baht 6.2 million. As a result, CSL owns 96.04% of Loxserv after this acquisition.

c) Proposed dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CSL on 22 February 2007, the Board of Directors passed a resolution to recommend to the annual general meeting of shareholders the payment of dividends for the year 2006, at the rate of Baht 0.14 per share. The proposed dividends must be approved by the shareholders at their meeting.

d) Proposed allocation of warrants of CSL granted to directors and employees of CSL and CSL's subsidiary

On 22 February 2007, at the Board of Director's meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total paid-up share capital as at the date on which the warrant allocation will be approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio will be one warrant per ordinary share. The warrants will be in registered form and will be non-transferable. The term of the warrants will not exceed five years from the date on which they are granted and the warrants will have no offering price. The exercise price will be the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand for the period of 30 days prior to the shareholders' meeting on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. The Board of Directors will propose this to the shareholders for approval.

As a result of the payment of interim dividend on 4 September 2006, the exercise ratio of the warrants issued under ESOP Grant I, Grant II, Grant III and Grant IV has been affected. At the Board of Directors' meeting of CSL on 22 February 2007, a resolution was passed to approve the issuance of 3,475,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.56% of the total issued and paid-up share capital of CSL as of 31 December 2006. The Board of Directors will propose this to the shareholders for approval.

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2007

SSA-CP 008/2007

March 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in February 2007.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	8,000,000	4,400,100	5,894,200	7,562,100
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	13.081	6.279	13.913	16.441
Exercise Ratio (warrant : ordinary share)	1 : 2.04490		1 : 102245	
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in February 2007, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	5,928,300	2,480,700	5,894,200	7,562,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	12,123,103	5,072,844	6,026,200	7,732,100

Summary Translation Letter
To the Stock Exchange of Thailand
February 26, 2007

RECEIVED
2007 MAR -5 P 3:21

Ref No. SSA 050/2007

23 February 2007

Subject: Submission of the Audited Financial Statements for the Year 2006

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year 2006, ending December 31, 2006 together with an explanation of changes in operating results, when considered from its consolidated financial statements as follows:

The Company reported consolidated revenue for the year 2006 of Baht 8,973 million and consolidated net loss for the year 2006 of Baht 46 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year 2006 amounted to Baht 8,973 million, an increase of Baht 2,097 million or 30.5% over last year (Baht 6,876 million). This was due to the following reasons:
   - Revenue from satellite and related services in 2006 was Baht 4,360 million, an increase of Baht 837 million, or 23.8% from last year. There was an increase of Baht 728 million in revenues from IPSTAR according to a rise in sales of IPSTAR User Terminal (UT) and an increase in transponder leasing on Thaicom 4 (IPSTAR) after its commencement of service in December 2005. UT sales volume increased by 21,937 UTs from the year 2005. Additionally, conventional transponder leasing revenues increased by Baht 109 million due to a rise in utilization for broadcasting services;
   - Prepaid mobile subscribers have increased continuously from last year. Revenues from telephone business in foreign countries for the year 2006 was Baht 2,406 million, an increase of Baht 405 million or 20.2% over last year (Baht 2,001 million);
   - Revenue from the Internet business in 2006 was Baht 80 million, up by Baht 15 million from Baht 65 million in 2005;
   - As a result of early adoption of accounting policies for derivative financial instruments in Q4/2006 and the strengthening of the Thai Baht in 2006, the Company reported a gain of Baht 1,903 million from foreign exchange this year, while it recorded a gain of Baht 40 million in the year 2005;
   - Share of net results from investments for the year 2006 was Baht 86 million, up from Baht 74 million last year. This was because CSL fully recognized TMC performance by 100% of the revenue from its Thailand Yellow Pages business and Voice Info Service from 3Q/2005 onwards. The increased revenue was also from Mobile Content Service as CSL invested in ADV.

2. The Company's consolidated expenses for the year 2006 amounted to Baht 8,140 million, an increase of Baht 2,830 million or 53.3% over the year 2005 (Baht 5,310 million). This was due to the following reasons:

   - Loss on write-off of the Thaicom 3 satellite was Baht 964 million for the year 2006, while the Company recorded the Thaicom 3 impairment of Baht 400 million in 2005 as there was a change in the useful life of the Thaicom 3 satellite. However, such write-off and impairment are non-recurring items;

   - Cost of sales and service for the year 2006 amounted to Baht 5,921 million, an increase of Baht 2,021 million or 51.8% over last year (Baht 3,900 million). This rise was attributable to;

     - an increase in costs associated with transponder leasing and related business. This was due to an increase in the costs of providing the Thaicom 4 (IPSTAR) services such as depreciation cost, concession fee, and in-orbit insurance cost incurred after commencing service in December 2005, and a rise in cost of UT sales which was in line with an increase in revenue. Additionally, there was an increase in the cost of providing the Thaicom 5 services commencing on July 13, 2006, offset by a decrease in the cost of providing the Thaicom 3 services ended after transferring all the customers' traffic from the Thaicom 3 satellite to the Thaicom 5 satellite since July 13, 2006. These costs for the year 2006 amounted to Baht 4,708 million, an increase of 68% over last year (Baht 2,803 million);

     - an increase in costs associated with the telephone business caused by increases in the amortization of telecommunications equipment and electricity cost as a result of the expansion of telephone network. These costs for the year 2006 amounted to Baht 1,133 million, an increase of 12% from Baht 1,012 million last year;

     - a decrease in costs relating to the Internet business to Baht 80 million in 2006 from Baht 85 million last year.

   - Selling and administrative expenses were Baht 1,255 million, an increase of Baht 245 million or 24.3% compared to Baht 1,010 million in 2005. This was because of increases in the amortization of IPSTAR funding cost.

3. The Company's consolidated interest expense for the year 2006 amounted to Baht 954 million, an increase of Baht 761 million or 394.3% over last year (Baht 193 million). This was because the interests associated with the IPSTAR and Thaicom 5 projects were recorded as expenses since their commencement of commercial services.

4. As a consequence of the adoption of the accounting policy for deferred income taxes, the Company recognized the future tax benefit arising from losses carried forward that would reduce tax base in the future as an income tax receivable of Baht 80 million in 2006. Moreover, the Company also had to restate the income tax payable for the year 2005 to decrease from Baht 200 million to Baht 32 million.

I. Overview

2006 Revenue surges 22.5%

Shin Satellite Plc's consolidated sales and service income in 2006 increased by 22.5% over the previous year due to a significant growth in UT sales as well as a continued growth in the number of telephone and internet users in both Cambodia and Laos. Revenues from the telephone and internet business enjoyed increases of 20.2% and 23.1% respectively over last year.

The Company's 2006 net loss was Baht 46 million after a gain on exchange of Baht 1,903 million in 2006 due to a loss on the write-off costs of Baht 964 million of the Thaicom 3 satellite and the depreciation arising from Thaicom 4. Moreover, the Company commenced to record the depreciation costs of Thaicom 5 assets as expenses from July 2006. The interest related to the IPSTAR and Thaicom 5 projects was also recorded as an expense. However, if the write-off costs of Thaicom 3 satellite net of deferred income tax were not taken into account, the Company's 2006 net profit would be Baht 629 million.

With the adoption of deferred tax policy, the Company had an adjusted net profit of Baht 1,337 million in 2005, an increase of Baht 129 million from the previous figure.

The Company's total shared net income from its associate in 2006 was Baht 86 million, increased by 16.2% from 2005. CS LoxInfo Plc ("CSL") declared a dividend for 2006 of Baht 0.74/share.

Lao Telecommunications ("LTC") announced it would pay a dividend of USD 8 million for the performance of 2006, thus the Company will receive a dividend of USD 3.92 million in line with its 49% ownership.

II. Business Summary

Transponder leasing and related business

Commence service on Thaicom 5 in July 06 with an expected useful life of 14 years

After the shipment of the Thaicom 5 satellite to Guiana Space Port in French Guiana on April 21, 2006, it was successfully launched into orbit at 78.5 degrees East on May 28, 2006 and fully tested in orbit on July 12, 2006 following its launch. The Company evaluated its useful life at 14 years and transferred all the customers' traffic from the Thaicom 3 satellite to the newly launched Thaicom 5 satellite. Then, Nepal Television Corporation was the first new regional broadcasting customer on the Thaicom 5 platform. With no adverse effect on the customers, the Thaicom 3 satellite was deorbited on October 2, 2006 as it experienced power loss.

No adverse effect from the deorbit of Thaicom3

66,056 UTs at the end of Q4/06

Currently, the total number of satellite user terminals provided by the Company at the end of Q4/2006 was 66,056. The Company completed the installation of the 10 IPSTAR gateways in 7 countries; Thailand, Vietnam, Australia (2 gateways), New Zealand, Myanmar, China (3 gateways), and Cambodia. Moreover, it has continued the expansion plan to increase broadband satellite service coverage to the rest of Asia-Pacific region. In 2006, it continued to develop new broadband satellite products and applications, such as the introduction of the new Enterprise Series and iCON Consumer Series. In July, 2006, the new Mobile VSAT Vehicle (MVV) was introduced to the market. Subsequently, the Company partnered with RaySat Antenna System LLC to offer the most powerful mobile broadband solution for moving vehicles (IPSTAR "iMOVE") in the current market using the Thaicom-4 (IPSTAR) satellite. It is ideal for high performance and cost-effective mobile video, voice, and data applications.

The utilization of transponders of Thaicom 1A, 2 and 5 has continued to increase especially by foreign broadcasting companies.

Internet business

In April 2006, CS LoxInfo Plc (CSL) acquired AD Venture Company Limited (ADV) by means of purchasing 51% of its common share from Shin Corporation Plc (SHIN). After that, CSL purchased ADV's additional common share from Mitsubishi Corporation and Mitsubishi (Thailand) Company Limited in July 2006, and from SHIN in September 2006. As a result, CSL now holds 100% of ADV's registered capital stocks.

Telephone business

Mobile telephone subscribers of both Camshin and LTC continued to grow and the end of 2006 the number of subscribers of Camshin and LTC increased by 17.8% and 34.1% respectively over the previous year. There was a large expansion of Laos mobile-telephone market due to intense competition among major distributors of mobile phones handsets. They offered handsets of various models and high technologies and each mobile service provider implemented various sales promotion campaigns.

In October 2006, Camshin launched its new international calling service using VoIP. Both Camshin and LTC will commence 3G mobile services in Q2/07 and in the middle of 2007 respectively.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)		Change
	2006	2005 (Restated)	YoY (%)
Sales and service income	6,846	5,589	22.5%
Share of net results from associate	86	74	16.2%
Revenue from insurance compensation	-	1,083	-100.0%
Cost of sales and services	5,921	3,900	51.8%
SG&A expenses	1,255	1,010	24.3%
Loss on write-off of property and equipment under concession	964	-	100.0%
Impairment loss of property and equipment under concession	-	400	-100.0%
EBIT*	(330)	679	-148.6%
EBITDA**	2,654	2,288	16.0%
Net profit before loss on write-off and impairment of property and equipment under concession	629	1,617	-61.1%
Net profit	(46)	1,337	-103.4%
EPS (Baht)	(0.04)	1.34	-103.0%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in 2006 was Baht 6,846 million, an increase of Baht 1,257 million, or 22.5%, compared to Baht 5,589 million in 2005. This resulted from an increase in revenues from satellite and related services, telephone, and internet services.

Sales and service income	2006	2005	%YoY
Transponder and related services	4,360	3,523	23.8%
Telephone services	2,406	2,001	20.2%
Internet services	80	65	23.1%
Total	**6,846**	**5,589**	**22.5%**

Satellite leasing and related services

Revenue from satellite transponders and related services in 2006 was Baht 4,360 million, an increase of Baht 837 million, or 23.8%, compared to Baht 3,523 million in 2005, as disclosed in the following table:

Transponder and related services	2006	2005	%YoY
Thaicom 1A, 2, 3, 5 and related service	2,558	2,449	4.5%
IPSTAR service	1,802	1,074	67.8%
Total	**4,360**	**3,523**	**23.8%**

- Revenue from the Thaicom conventional satellite business in 2006 was Baht 2,558 million, an increase of Baht 109 million, or 4.5%, from Baht 2,449 million in 2005. This was due to a growth in revenue from satellite TV services, for which the Company provided transponder leasing services while CSL offered uplink-downlink services. Also, the increase was from system integration services for new customers, for which the Company designed, procured, and installed equipments and the satellite system in order to meet customer demand. However, in 2006, the revenue growth from these increased utilizations was offset by a revenue drop from the continued appreciation of the Thai Baht.
- IPSTAR service revenue was Baht 1,802 million this year, an increase of Baht 728 million, or 67.8%, compared to Baht 1,074 million in 2005. It was mainly driven by UT sales volume totalling 39,929 UTs in 2006, an increase of 121.9%, compared to 17,992 UTs in 2005. Two major projects were responsible for the increase in UTs sales, the Australian Government's project to provide broadband Internet access in remote areas and in Thailand where TOT increased the sale of UTs by using the iPSTAR system to supplement its existing telephone network. Moreover, the utilization of the Thaicom 4 satellite transponder was also higher.

  In 2006, there was a continued growth in broadband internet subscribers in the Asia-Pacific region. Consequently, the Company aimed to develop its broadband system to meet customer demand of connection speed as well as to create new models of user terminal that are more efficient and cheaper. Furthermore, it has provided various types of value-added services to meet customer demand of satellite utilization and to offer efficient Turnkey services. These are the factors that will drive its Thaicom 4 utilization rate and UT sales in the future.

Telephone services

Because of the growth of telephone subscribers in both Cambodia and Laos, the Company's revenue from the telephone service business in both Cambodia and Laos in 2006 was Baht 2,406 million, an increase of Baht 405 million, or 20.2%, compared to Baht 2001 million in 2005. Especially in Laos, there was a significant growth rate of mobile phone subscribers so that the number of LTC's subscribers, dominated by prepaid subscribers increased considerably, and its revenue from other services especially international calling service also increased. Camshin's increased revenue was mainly from its mobile telephone service for prepaid subscribers and from its interconnection charge. As at the end of 2006, Camshin and LTC had 246,612 and 632,829 subscribers, respectively.

Internet services

Revenue from the Internet service business in 2006 was Baht 80 million, up by 23.1% from Baht 65 million in 2005, due to an increase in the number of Internet users of Camshin and LTC.

Cost of sales and service

The Company reported total costs for 2006 of Baht 5,921 million, an increase of Baht 2,021 million, or 51.8%, compared to Baht 3,900 million in 2005. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 86.5% of sales and service income, rising from 69.8% in 2005.

Cost of sales and services	2006	2005	%YoY
Transponder and related services	4,708	2,803	68.0%
Telephone service	1,133	1,012	12.0%
Internet service	80	85	-5.9%
Total	**5,921**	**3,900**	**51.8%**

Costs of satellite and related services

Costs relating to satellite and related services in 2006 were Baht 4,708 million, an increase of Baht 1,905 million, or 68%, from Baht 2,803 million in 2005. In 2006, cost associated with satellite and related services accounted for 108% of its revenue, going up from 79.6% in 2005. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets at the year end as well as an increase in the cost of UT sales.

Satellite and related services	2006	2005	%YoY
Thaicom 1A, 2, 3, 5 and related service	1,635	1,636	-0.1%
IPSTAR service	3,073	1,167	163.3%
Total	**4,708**	**2,803**	**68.0%**

- A Baht 1 million or 0.1% decrease in the cost relating to the Thaicom conventional satellite and related business from last year, was due to no amortization of Baht 306 million of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, when all of its customers were transferred to Thaicom 5 satellite offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite. As a result, the cost of the Thaicom conventional satellite business to revenue was 63.9%, falling from 66.8% in 2005.
- A Baht 1,906 million or 163.3% increase in the cost of providing IPSTAR services from last year, was caused by an increase in the costs relating to the Thaicom 4 satellite which commenced service in December 2005; for instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 1,074 million, a concession fee to MICT of Baht 40 million, the Thaicom 4 in-orbit insurance cost of Baht 264 million, and the cost of UT sales corresponding to an increase in the sales volume. The cost of IPSTAR service to revenue was 170.5% in 2006, rising from 108.7% in 2005.

Costs of telephone services

Costs relating to the telephone business amounted to Baht 1,133 million, an increase of 12% from Baht 1,012 million in 2005 due to increases in the amortization of the telephone network, revenue sharing to the Cambodian government, and electricity cost. The cost of telephone service to revenue was 47.1% in 2006, dropping from 50.6% in 2005, because of a large increase in prepaid service revenue.

Costs of Internet services

Costs relating to the Internet business in 2006 were Baht 80 million, a decrease of 5.9% from Baht 85 million in 2005.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 1,255 million in 2006, an increase of Baht 245 million, or 24.3%, compared to Baht 1,010 million in 2005. This was mainly due to the amortization cost of IPSTAR funding of 137 million in 2006 and an increase in staff cost of Baht 80 million from last year.

Non-recurring items

In 2006, there was a loss on write-off of property and equipment under concession of Baht 964 million that was mainly due to the heavy write-off of Baht 958 million of the Thaicom 3 satellite and its advanced in-orbit insurance cost of Baht 6 million. In 2005, the Company recorded the Thaicom 3 impairment of Baht 400 million as there was a change in the useful life of the Thaicom 3 satellite. However, such write-off and impairment were non-cash items and would not have an effect on the Company's ability to conduct its business.

394.3% increase in interest expenses for IPSTAR and Thaicom 5

Interest expense

Interest expense was Baht 954 million, an increase of Baht 761 million, or 394.3%, compared to Baht 193 million in 2005, due to the interest associated with the IPSTAR project commencing service in December 2005 and the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

Exchange rate

As a result of early adoption of accounting policies for derivative financial instruments in Q4/2006 and the strengthening of the Thai Baht in 2006, the Company reported a gain of Baht 1,903 million from foreign exchange this year, while it recorded a gain of Baht 40 million in the previous year.

Share of net results from investment – equity method

Because of the adoption of accounting policy for deferred tax, the share of net results from investment in 2005 was restated and reduced from Baht 113 million to Baht 74 million. The share of net results from investment in CSL was Baht 86 million in 2006. This was an increase from last year due to the full recognition of TMC performance by 100% of the revenue from its Thailand YellowPages business and Voice Info Service from 3Q/2005 onwards, while CSL recognized only 63.25% of TMC's performance in the first six months of the year 2005. The increased revenue was also from Mobile Content Service as CSL invested in ADV by purchasing 51% of its common share and additional shares up to 100% in Q2/2006 and Q3/2006 respectively. However, there was a decrease in revenue from dial up access in 2006 because some of the Dial up customers switched over to Broadband services, which could better serve them.

Income tax expense

Because of the early adoption of accounting policy for deferred income tax, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 80 million in 2006. Moreover, the Company also has to restate the income tax payable for 2005, to decrease from Baht 200 million to Baht 32 million.

IV. Financial Position

Due to the implementation of accounting policy for deferred income tax, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of 2006, the Company reported total assets of Baht 32,834 million, a decrease of Baht 1,149 million, or 3.4% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long-term borrowings and a decrease in net inventory from the end of 2005. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	December 31, 2006		December 31, 2005 (Restated)	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,479	7.6	3,221	9.5
Investment in associates	686	2.1	832	2.4
PP&E, net	6,822	20.8	8,242	24.3
PP&E under the concession agreement, net	20,489	62.4	19,312	56.8

Liquidity

At the end of 2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 533 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while there was a drop of Baht 314 million in cash balance from Baht 677 million at the end of last year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting policy for deferred income tax, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figure of Baht 780 million. At the end of 2006, the Company's "investment in associate" was Baht 686 million, a decrease of Baht 146 million from the end of 2005, reflecting a proportionate recognition of CSL's net profit in 2006 in the amount of Baht 86 million offset by a dividend paid of Baht 232 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of 2006 was Baht 6,822 million, a decrease of Baht 1,420 million from Baht 8,242 million at the end of 2005. This was because the investment in the Thaicom 5 project was transferred and recorded under PPE under concession after transferring the title of the satellite to the Ministry of Information and Communication Technology on July 12, 2006. PP&E at the end of 2006 also included the assets under concession agreements of Camshin of approximately Baht 2,728 million, rose by Baht 224 million from Baht 2,504 million at the end of 2005.

PP&E under the concession agreement

PP&E under the concession agreement at the end of 2006 was Baht 20,489 million, up by Baht 1,177 million from Baht 19,312 million at the end of 2005. This was mainly due to the transfer of assets associated with the Thaicom 5 project from PP&E to this item offset by the depreciation and amortization of Baht 1,913 million for the year 2006, and the write-off of Baht 958 million of the Thaicom 3 satellite.

Borrowing and shareholders' equity

The Company's net borrowings at the end of 2006 were Baht 16,289 million, a decrease of Baht 845 million from Baht 17,134 million at the end of 2005. This was because of a decrease in the long-term loans for the IPSTAR project for which the Company has started the principle repayments since November 2005, offset by the long-term loans for the Thaicom 5 project and an increase in the short-tern loans. As a result, long-term loans went down to Baht 12,674 million, compared to Baht 14,442 million at the end of 2005 while short term loans was up to Baht 306 million, compared to Baht 38 million at the end of last year.

According to the implementation of accounting policy for deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,578 million at the end of 2006, down by Baht 227 million from the end of last year, reflecting net loss in 2006 of Baht 46 million as well as an increase in the loss from foreign currency translation adjustment of Baht 182 million.

Net borrowings to equity at the end of 2006 was 1.2 times, which is considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for the year 2006, was Baht 2,794 million. Net cash outflows used for investing activities were Baht 3,866 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects received support from financial institutions. The Company has drawn Baht 2,977 million loans from financial institutions mainly to support the Thaicom 5 project. In addition, long-term loans of Baht 2,370 million were repaid which mainly consisted of the loans for the IPSTAR project. Thus, the Company had net cash inflow from financing activities in 2006 of Baht 759 million.

The Company had ending cash of Baht 363 million on December 31, 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
February 26, 2007

SSA-CP 007/2007

February 23, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2007

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 2/2007 held on February 23, 2007 at the Thaicom Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.1 /2007 held on January 22, 2007 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2006 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2006 ending December 31, 2006 be approved.

3. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2007 be approved as follows:

   - Mr. Suchart Luengsuraswat Certified Public Accountant License No. 2807
   - Mr. Prasit Yuengsrikul Certified Public Accountant License No. 4174
   - Ms. Nangnoi Charoenthaveesub Certified Public Accountant License No. 3044
   - Mrs. Suwannee Bhuripanyo Certified Public Accountant License No. 3371

   In this regard, any one of the auditors be authorized to conduct the audit and express an opinion on the annual statutory financial statements of the Company. In the absence of the above-named auditors, PricewaterhouseCoopers ABAS Limited is authorized to designate other Certified Public Accountant with PricewaterhouseCoopers ABAS Limited to carry out the work, and fixed the auditors' remuneration for the year 2007 in the amount not exceeding Baht 3,231,000. The appointment of the Company's auditors and their remuneration for the year 2007, had been considered and approved by the Audit Committee.

4. RESOLVED THAT no dividend would be paid to shareholders for the fiscal year 2006 and THAT the matters be submitted to the Annual General Meeting of the Shareholder for the year 2007 for consideration.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

   5.1 The directors retired by rotation are:
   5.1.1 Mr. Boonklee Plangsiri
   5.1.2 Mr. Somprasong Boonyachai
   5.1.3 Mrs. Siripen Sitasuwan

5.2 The retired directors were re-elected for another term:
- 5.2.1 Mr. Boonklee Plangsiri
- 5.2.2 Mr. Somprasong Boonyachai
- 5.2.3 Mrs. Siripen Sitasuwan

5.3 The members of the Board of Directors will consist of:

5.3.1	Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
5.3.2	Mr. Hiran Radeesri	Chairman of the Audit Committee
5.3.3	Mrs.Charintorn Vongspootorn	Member of the Audit Committee
5.3.4	Ms. Peangpanor Boonklum	Member of the Audit Committee
5.3.5	Mr. Kraisorn Pornsuthee	Director
5.3.6	Mr. Boonklee Plangsiri	Director
5.3.7	Dr. Dumrong Kasemset	Director
5.3.8	Mr. Somprasong Boonyachai	Director
5.3.9	Mrs.Siripen Sitasuwan	Director

5.4 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

6. RESOLVED THAT the directors' remuneration for the year 2007 be in the amount not exceeding Baht 8,000,000 which had been considered and recommended by the Remuneration Committee be approved and the matter be submitted to the Annual General Meeting of Shareholders for the year 2007 for approval.

7. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2007 be held on April 24, 2007 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok. The meeting agenda is as follows:

Agenda Item 1	Matters to be informed;
Agenda Item 2	To consider and approve the Minutes of the Annual General Meeting of the Shareholders for the year 2006 held on April 24, 2006;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2006 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2006 ending December 31, 2006;
Agenda Item 5	To consider and approve the payment of dividend for the year 2006;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditors' remuneration for the year 2007;
Agenda Item 7	To consider and approve the appointment of directors to replace those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the year 2007;
Agenda Item 8	To consider any other issues (if any).

And the share register book of the Company will be closed for the purpose of determining the shareholders' right to attend the meeting on April 3, 2007 from 12.00 hours until the meeting is adjourned.

8. RESOLVED THAT the Company and its subsidiaries will enter in to a rental and service agreement with I.T. Applications Services Company Limited (ITAS), which is 99.99% owned by Shin Corporation Public Company Limited be acknowledged . The details are as follows:

Date of Transaction: January 2007

Parties involved:
Employer: Shin Satellite Public Company Limited and its subsidiaries
Contractor: I.T. Applications Services Company Limited (ITAS)

Relationship: The Company is 41.32% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.

General Characteristics of the Transaction: ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows:

1. Maintenance services for hardware and software.
2. Helpdesk service for SAP user.
3. Supervise for auto budget system.

Term of Contract: 1 year, starting from January 1, 2007 to December 31, 2007.

Value of the Transaction: Approximately 5.50 million baht

Connected Transaction and its Condition: Entering into a rental and service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

END